Exhibit 20.1

Intrado Announces Preliminary Second Quarter 2004 Results and Updates 2004 Outlook

Live Web Cast Scheduled for July 22, 2004

July 15, 2004 (Longmont, Colo.)— Intrado Inc. (NASDAQ:TRDO) today provided a preliminary view of second quarter results and overall updates to the plan for the remainder of 2004.  Second quarter results will be below expectations, primarily due to a one quarter delay in significant license revenue projects.  We have also determined that a charge for the write-down of certain capitalized software costs, including the NRLLDB systems, was necessary and this is reflected in this quarter’s results.

Intrado’s updated outlook for the year is revised to a more conservative, but still profitable and growing model based on a number of individual factors.  Intrado’s core business remains strong and on track to meet long term growth objectives.

Intrado expects to report revenue in the range of $32.0 to $32.5 million, as compared to $30.1 million in the second quarter 2003, and its previous guidance for second quarter 2004, which ranged between $33.8 million and $35.1 million.  The Company also expects to report diluted EPS of $0.01 to $0.03 per share, compared to diluted EPS of $0.16 per share for second quarter of 2003 and its previous guidance for second quarter 2004, which ranged between $0.16 and $0.22 per diluted share.  The expected diluted EPS for second quarter 2004 includes a write-down of $500,000 to $700,000 of capitalized software costs in the Wireless Business Unit and $1.5 to $2.0 million of capitalized assets in the New Markets Business Unit.

“We are disappointed by our second quarter results, specifically our license revenue,” observed George Heinrichs, Intrado chairman and chief executive officer. “We expect to capture the full value of the delayed license projects in the third quarter, but we caution our investors that license revenue movement from quarter to quarter is an ongoing possibility for future projects.”

Outlook

There are a number of complex factors which have caused us to update our outlook for the remainder of the year.

Two wireless contract renewals are now reflected in our revenue forecast with earlier timing and greater scope.  As a result, revenue we expected to recognize in the second half of the year from our original agreements will be recognized in future periods under the umbrella of the extended agreements pursuant to SAB 104.  These renewals are good news for our shareholders, but cause us to move approximately $3 million in planned revenue with associated costs to future periods beyond 2004.

We are beginning to see a more rapid decrease in CLEC revenue than previously anticipated.  However, as we accelerate the investment and sales team focus that we made a strategic decision to initiate last year, our current trending data indicates that VoIP performance will begin to compensate for CLEC reductions by late 2004 or early 2005.  While there is a revenue impact in 2004, we believe we have the right approach for creation of long-term value.  Our contract successes in the VoIP market to date include most of the major providers, establishing a strong base for future company growth.

We have been and continue to be engaged in a substantial effort to retool the NRLLDB systems to serve the larger commercial data opportunities and will announce more details at a later date.  Meanwhile, we are discounting anticipated revenue from those sources in our outlook for the remainder of the year.

Based on our recent experience with growing our overall software license revenue streams in both domestic and international markets, we have decided to take a more conservative view in our forecasts for our bmd subsidiary as well as our license operations in the North America.  Early indicators are strong for the new bmd product suite in North America, but we remain cautious about the timing of adoption and have added more room for shifts and delays in our total licensed product forecast.

As we announced in previous communications, we have refocused the IntelliCast program on large and very large opportunities.  We are pleased to report that we recently signed a limited trial agreement with an agency of the federal government responsible for public warning.  We expect that this approach will lead to ‘lumpier’ improvements in overall unit performance, but will ultimately provide a larger and more visible return for our shareholders.  Targeting large and very large accounts has reduced the total number of individual deals and has made forecasting more challenging.  As a result, we are taking a more conservative approach.

Finally, our costs specifically for Sarbanes Oxley compliance continue to escalate.  This is beginning to have a material impact on our business.  We estimate direct and indirect costs to exceed $1 million for this year.

Third Quarter 2004

Intrado’s expectations for third quarter 2004 revenue range between $32.5 million and $35.9 million.

Intrado’s third quarter 2004 expectations for net income range between $1.5 million and $4.1 million, with an estimated effective tax rate of 37%.  On a diluted basis, third quarter 2004 earnings per share is expected to range between $0.08 and $0.22 per share on a projected share base of 18.4 million.

Full Year 2004

Intrado also expects its full-year 2004 revenue and net income to be lower than the Company’s guidance, as previously affirmed on April 22, 2004.

Intrado’s expectations for 2004 revenue range between $131 million and $140 million.

Intrado’s 2004 expectations for net income range between $6.5 million and $12.6 million, with an estimated effective tax rate of 37%.  On a diluted basis, 2004 earnings per share is expected to range between $0.36 and $0.68 per share on a projected share base of 18.4 million.

Second quarter results are preliminary, subject to the company closing its books, completing its impairment analysis and the Company’s management completing their customary quarterly review procedures.

Webcast/Announcement of Second Quarter 2004 Financial Results Scheduled for July 22, 2004

Intrado will release second quarter 2004 results on Thursday, July 22, 2004 after the market closes.  The Company will host a live broadcast over the Internet on July 22, 2004 at 4:30 p.m. ET, 2:30 p.m. MT, and 1:30 p.m. PT to discuss second quarter 2004 results.  The broadcast will be hosted on the Company’s Web site located at www.intrado.com.  To participate, access the Company’s Web site and click on the Intrado® Q2 Earnings Call Webcast button under the caption “Headlines.”  Participants should allow approximately five to ten minutes prior to the call’s start time to visit the site and download any streaming media software needed to listen to the Internet broadcast.  An online archive of the broadcast will be available through midnight on July 29, 2004.

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation’s 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company’s unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

Additional information on Intrado, its products and services, and past press releases can be found at the Company’s Web site: www.intrado.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management.  Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct.  Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to the following:

•      our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•      our ability to integrate businesses and assets that we have acquired or may acquire;

•      whether our efforts to expand into European and other international markets will prove to be economically viable;

•      adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•      whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•      competition in service, price and technological innovation from entities with substantially greater resources than us;

•      constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

•      our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•      our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database (NRLLDB) and IntelliCastSM Target Notification services;

•      the unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•      the potential for liability claims, including product liability claims relating to our software;

•      technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•      changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our liquidity;

•      the possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards and/or research and development tax credits;

•      developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

•      developments in governance, accounting and financial regulation, including Section 404 of the Sarbanes-Oxley Act of 2002 and their unpredictable impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement.  These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings.  Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Michael D. Dingman, Jr.

Chief Financial Officer

Intrado Inc.

720.494.6504 mdingman@intrado.com

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